Mail Stop 3561
February 2, 2006

Eric Lung, President
Paracap Corporation
5525 West Boulevard, Suite 443
Vancouver, British Columbia
Canada V6M 3W6

      Re:	Paracap Corporation
		Amendment No. 4 to Registration Statement on Form SB-2
      Filed January 27, 2006
		File No. 333-128253

Dear Mr. Lung:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors

Risks associated with this offering
1. The two risk factors beneath this caption are currently illegible.
Please revise.

Plan of Distribution
2. Please update the number of shares outstanding to present this information as of the most recent practicable date.


Description of Business

Overview
3. We note your response to comment 3 in our letter dated January
10,
2006. Please update the anticipated date for completing construction.

Management`s Discussion and Analysis or Plan of Operation

Plan of Operation for the Next Twelve Months
4. We note your response to comment 5 in our letter dated January
10,
2006. Please provide a discussion of expenses for the next twelve months and not solely through the commencement of operations.
Refer
to Item 303(a) of Regulation S-B.

Exhibit 5.0
5. Please file a legal opinion that covers the 13,740,000 shares that
you are registering.  The current legal opinion relates to
12,570,000
shares.  Please revise.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Ellie Quarles, Special Counsel, at
(202) 551-3238 or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director

??

??

??

??

Eric Lung
Paracap Corporation
February 2, 2006
Page 1